Exhibit 99.2
The Securities Exchange Board of India,
SEBI Bhavan, C-4A, G-Block,
Bandra-Kurla Complex,
Mumbai — 400051.
April 2, 2009
Ref: CFD/DCR/TO/HB/156136/2009
Kind Attention: Ms. Usha Narayanan (ED)
Sub: Satyam Computer Services Limited
Dear Madam:
Kindly refer to our letter dated March 24, 2009 and Annexure I thereto. Since the date of such letter, the Board of Directors of Satyam Computer Services Limited (the “Company”), has considered the bidding process to select an investor and, in the best interest of the Company, slightly modified it. Accordingly, paragraph VI.32.(e) of Annexure I of the letter submitted by the Company to the Securities and Exchange Board of India on March 24, 2009 will be substituted as follows:
“(e) Thereafter, the Board and Mr. Justice S.P. Bharucha shall open the sealed financial bids submitted by such shortlisted Qualified Bidders whose technical bids have been found satisfactory and rank them based on price only. If there is no bid which is at least 90% of the highest bid, then the highest bidder will be declared the successful Bidder. If one or more financial bids are at least 90% of the highest bid, the Board will treat the highest bid as the floor price and conduct an open auction by asking the highest bidder and those bidders whose bids are at least 90% of the highest bid, to raise their bids. If none of the bidders raises their financial bids, pursuant to the open auction conducted, then the highest sealed bid received, shall be declared as the successful bid. If the bidders, as present for the open auction, raise the bid value, then the highest bidder in the open auction shall be declared the successful Bidder. The mechanism for conduct of the open auction will be notified to Bidders separately.”
We are submitting this letter for your information and record. Once again, we thank you for your continued support in this matter.
Sincerely,
/s/ C. Achuthan
C. Achuthan
Director
For and on behalf of the Board of Directors